Filed pursuant to Rule 424(b)(3)
File No. 333-274044
PGIM CREDIT INCOME FUND
SUPPLEMENT NO. 2 DATED JULY 1, 2024
TO THE PROSPECTUS DATED DECEMBER 6, 2023
AND STATEMENT OF ADDITIONAL INFORMATION DATED DECEMBER 6, 2023
This supplement (“Supplement”) is part of and should be read in conjunction with the prospectus and statement of additional information of PGIM Credit Income Fund (the “Fund”), each dated December 6, 2023 (the “Prospectus” and the “Statement of Additional Information” respectively). This Supplement amends and supersedes any contrary information relating to any share class offered by the Fund contained within the Prospectus and Statement of Additional Information. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus and Statement of Additional Information.
Effective July 1, 2024,
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The Fund’s maximum Class A sales load is reduced to 2.50% of the Class A Share offering price.
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The Fund’s Class A Share sales load schedule is modified so that investors who purchase $250,000 or more of Class A Shares (or otherwise qualify through utilization of the Rights of Accumulation, Letter of Intent or
90-Day Repurchase Privilege) will not be subject to a sales load. However, a contingent deferred sales charge (“CDSC”) of 1.50% will be assessed on Class A Shares purchased without a sales charge if the shares are repurchased during the first 12 months after their purchase. In addition, a CDSC of 1.00% will be assessed on Class C Shares if the shares are repurchased during the first 12 months after their purchase. The Class A and Class C CDSC is waived for certain retirement and/or benefit plans and after a shareholder is deceased or permanently disabled, as further described in this Supplement.
•
The Fund’s Class A Shares are subject to a Distribution and Servicing Fee of 0.75%.
•
The Fund’s redemption fee on shares repurchased within one year is eliminated.
In addition, effective as of the date of this Supplement, the following replaces in its entirety the section entitled “Summary of Fund Expenses” in the Fund’s Prospectus:
SUMMARY OF FUND EXPENSES
The purpose of the following table is to help you understand all fees and expenses Common Shareholders would bear directly or indirectly.
This table illustrates the fees and expenses of the Fund that you will incur if you buy and hold Common Shares. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.
Shareholder Transaction Expenses:
	Class Z	Class A	Class C
	Shares	Shares	Shares
Maximum Initial Sales Load (as a percentage of the offering price) (1)	None	2.50%	None
Maximum Deferred Sales Charge (as a percentage of the offering price or repurchase proceeds,	None	1.50%	1.00%
whichever is lower) (2)
Redemption Fee (on shares purchased and held for less than twelve months) (as a percentage	None	None	None
of amount redeemed, if applicable)

Annual Expenses (Percentage of Net Assets Attributable to Common Shares)

Management Fee (3)	1.33%	1.33%	1.33%
Distribution and Servicing Fee (4)	None	0.75%	1.00%
Interest Payments on Borrowed Funds (5)	1.22%	1.22%	1.22%
Other Expenses (6)	1.51%	86.27%	87.56%
Total Annual Fund Operating Expenses	4.06%	89.57%	91.11%
Fees Waived and/or Expenses Reimbursed (7)	(1.01)%	(85.77)%	(87.06)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense	3.05%	3.80%	4.05%
Reimbursement
(1)
The Distributor is the principal underwriter and distributor of the Common Shares and serves in that capacity on a “best efforts” basis, subject to various conditions. Shares may be offered through Selling Agents that have entered into selling agreements w ith
the Distributor. Selling Agents typically receive the sales load with respect to Class A Shares purchased by their clients. The Distributor does not retain any portion of the sales load. Class A Shares are subject to an initial sales load of up to 2.50% of the total offering price (including sales load). Class Z Shares and Class C Shares are each not subject to an initial sales load; however, investors could be required to pay brokerage commissions on purchases and sales of such shares to their Selling Agents. Investors should consult with their Selling Agents about the sales load and any additional fees or charges their Selling Agents might impose on each class of Common Shares. See “Prospectus
Summary—Sales Loads.”
(2)
A contingent deferred sales charge (“CDSC”) of 1.50% will be assessed on Class A Shares purchased without a sales charge if the shares are repurchased during the first 12 months after their purchase. In addition, a CDSC of 1.00% will be assessed on Class C Shares if the shares are repurchased during the first 12 months after their purchase.
(3)
Pursuant to an investment management agreement, the Manager receives a Management Fee, payable monthly in arrears by the Fund, at an annual rate equal to 1.10% of the average daily value of the Fund’s total managed assets. The Manager has contractually agreed to waive its Management Fee through December 6, 2024 (the “Waiver Period”). Following the Waiver Period, the Manager’s agreement to temporarily waive its Management Fee will terminate and the Manager will receive a Management Fee at an annual rate of 1.10% of the average daily value of the Fund’s total managed assets.
(4)
The Fund pays the Distributor a Distribution and Servicing Fee pursuant to its Distribution and Servicing Plan that is payable monthly and accrued daily at an annualized rate of 0.75% of the net assets of the Fund attributable to Class A Shares and an annualized rate of 1.00% of the net assets of the Fund attributable to Class C Shares. The Distribution and Servicing Fee is for personal services provided to shareholders and/or the maintenance of shareholder accounts, as well as for the sale and marketing of the Class A Shares and Class C Shares, and to reimburse the Distributor for related expenses incurred. The Distribution and Servicing Fee may also be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a service fee under Financial Industry Regulatory Authority (“FINRA”) rules. The Distributor generally will pay (or “reallow”) all or a portion of the Distribution and Servicing Fee to the Selling Agents that sell Class A Shares and Class C Shares. The Distribution and Servicing Fee is governed by the Fund’s Distribution and Servicing Plan.
(5)
The table reflects the Fund’s estimated use of leverage in the form of reverse repurchase agreements. See “Leverage.” The actual amount of interest expense borne by the Fund will vary over time in accordance with the level of the Fund’s use of reverse repurchase agreements, dollar rolls and/or borrowings and variations in market interest rates. Borrowing expense is required to be treated as an expense of the Fund for accounting purposes. Any associated income or gains (or losses) realized from leverage obtained through such instruments is not reflected in the table, but would be reflected in the Fund’s performance results.
(6)
“Other Expenses” are estimated based on average Fund net assets of approximately $105 million and anticipated expenses for the current fiscal year. “Other Expenses” include professional fees and other expenses, including, without limitation, filing fees, printing fees, administration fees, custody fees, trustee fees, insurance costs, and class-specific transfer agency fees.
(7)
Pursuant to an Expense Limitation and Reimbursement Agreement, through December 6, 2026 (the “ELRA Period”), the Manager has contractually agreed to waive its fees and/or reimburse expenses of the Fund so that the Fund’s Specified Expenses will not exceed 0.50% of net assets (annualized). The Fund has agreed to repay these amounts, when and if requested by the Manager, but only if and to the extent that Specified Expenses are less than 0.50% of net assets (annualized) (or, if a lower expense limit is then in effect, such lower limit) within three years after the date the Manager waived or reimbursed such fees or expenses. In no event will the Fund’s Specified Expenses exceed 0.50% of net assets (annualized) during the ELRA Period notwithstanding any repayment made by the Fund pursuant to the ELRA. This arrangement cannot be terminated without the consent of the Fund’s Board prior to the end of the ELRA Period. “Specified Expenses” is defined to include all expenses incurred in the business of the Fund, including organizational and offering costs, with the exception of (i) the Management Fee, (ii) the Distribution and Servicing Fee, (iii) brokerage costs or other investment-related out-of-pocket expenses, including with respect to unconsummated investments, (iv) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (v) taxes, and (vi) extraordinary expenses (as determined in the sole discretion of the Manager).
Class Z Example
The following example illustrates the expenses that you would pay on a $1,000 investment in Class Z Shares and assuming (i) total annual expenses of net assets attributable to the Class Z Shares remains the same (except that the example includes the organizational and offering costs for only the first year), (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at net asset value and (iv) application of the Expense Limitation and Reimbursement Agreement through the ELRA Period:
	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$31	$96	$167	$353
The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.
Class A Example
The following example illustrates the expenses that you would pay on a $1,000 investment in Class A Shares and assuming (i) total annual expenses of net assets attributable to the Class A Shares remains the same (except that the example includes the organizational and offering costs for only the first year), (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at net asset value and (iv) application of the Expense Limitation and Reimbursement Agreement through the ELRA Period:
	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$62	$615	$712	$715
The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.
Class C Example
The following example illustrates the expenses that you would pay on a $1,000 investment in Class C Shares and assuming (i) total annual expenses of net assets attributable to the Class C Shares remains the same (except that the example includes the organizational and offering costs for only the first year), (ii) a 5% annual return, (iii) reinvestment of all dividends and distributions at net asset value and (iv) application of the Expense Limitation and Reimbursement Agreement through the ELRA Period:
	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred	$41	$610	$699	$700
The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown.
Effective as of the date of this Supplement, the following replaces in its entirety the section entitled “Plan of Distribution – Distribution and Servicing Plan” in the Fund’s Prospectus:
Distribution and Servicing Plan
The Fund has adopted a Distribution and Servicing Plan for its Class A Shares and Class C Shares to pay to the Distributor a Distribution and Servicing Fee to compensate financial industry professionals for distribution-related expenses, if applicable, and providing ongoing services in respect of shareholders who own such shares. These activities include marketing and other activities primarily intended to result in the sale of Class A Shares and Class C Shares and activities related to administration and servicing of Class A or Class C accounts (including sub- accounting and other administrative services, as well as shareholder liaison services such as responding to inquiries from shareholders and providing shareholders with information about their investments in the Fund). The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the Investment Company Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it has undertaken to comply with the terms of Rule 12b-1, as required by its exemptive relief, permitting the Fund to, among other things, issue multiple classes of shares. Under the Distribution and Servicing Plan, these classes of Shares of the Fund pay distribution and other fees to the Distributor as compensation for its services, which the Distributor generally pays (or “reallows”) to Selling Agents. These Distribution and Servicing Fees — known as 12b-1 fees — are set forth in the “Summary of Fund Expenses” table and are described in greater detail below.
Under the Distribution and Servicing Plan, Class A and Class C Shares pay a Distribution and Servicing Fee to the Distributor at an annual rate of 0.75% and 1.00%, respectively, based on the aggregate net assets of the Fund attributable to such class. If a financial intermediary is not eligible to accept payment of the pro rata portion of the Distribution and Servicing Fee attributable to its shareholder accounts then the Distributor may retain such monies or the Distributor will waive such fees or return such monies to the Fund. The Distribution and Servicing Fee is paid out of the relevant class’s assets and decreases the net profits or increases the net losses of the Fund solely with respect to such class. Because the Distribution and Servicing Fee is paid out of the Fund’s assets on an on- going basis, over time these fees will increase the cost of a Shareholder’s investment and may cost the Shareholder more than paying other types of sales charges, if applicable. Up to 0.25% per annum of the Distribution and Servicing Fee may qualify as a “service fee” under FINRA rules and therefore will not be limited by FINRA rules which limit distribution fees as a percentage of total new gross sales. “Service fees” are defined for purposes of FINRA rules to mean fees paid for providing shareholder services or the maintenance of shareholder accounts. FINRA rules limit service fees to 0.25% of a fund’s average annual net assets. A portion of the Distribution and Servicing Fee may also be used to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a “service fee” under FINRA rules. The remainder is for distribution support and related services.
Class Z Shares are not subject to any Distribution and Servicing Fee and do not bear any expenses associated therewith.
Effective as of the date of this Supplement, the following replaces in its entirety the section entitled “Plan of Distribution - Sales Load Reductions” in the Fund’s Prospectus:
Sales Load Reductions
This section includes important information about sales load and sales load reductions available to investors in the Fund’s Class A Shares.
The public offering price of Class A Shares will be the NAV per share at the time of purchase, plus any applicable sales load. The initial sales load varies depending on the size of your purchase, as set forth in the tables below. The actual sales load paid may vary among and within Selling Agents, as described herein. No sales load will be paid with respect to any Common Shares sold pursuant to the DRIP. It is the responsibility of you and/or your financial intermediary to ensure that you obtain the proper breakpoint sales load discount, if any.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Common Shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class A Shares of the Fund are sold subject to the following sales load:
Your investment	Sales Load as a % of Offering Price	Dealer Reallowance
Up to $100,000	2.50%	2.50%
$100,000 to $249,999	2.00%	2.00%
$250,000 and over	None	1.50%

A person eligible for a sales load reduction includes an individual, his or her spouse or equivalent, children under 21 years of age and any corporation, partnership or sole proprietorship which is 100% owned, either alone or in combination, by any of the foregoing, a director or other fiduciary purchasing for a single trust or for a single fiduciary account, or a “company” as defined in Section 2(a)(8) of the Investment Company Act. Investors must notify the Fund or their Selling Agent at the time of the purchase order whenever a sales load reduction is applicable to purchases and may be required to provide the Fund, or their Selling Agent, with certain information or records to verify eligibility for a sales load reduction. Such information or records may include account statements or other records for shares of the Fund of the investor and other eligible persons, as described above.
Upon such notification, an investor will pay the lowest applicable sales load. Sales load reductions may be modified or terminated at any time. Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. For more information about sales load reductions, investors should contact the Distributor or their Selling Agent.
Effective as of the date of this Supplement, the following is added to, and to the extent inconsistent with replaces, the section entitled “Plan of Distribution” in the Fund’s Prospectus:
Contingent Deferred Sales Charge
If you sell Class C Shares within 12 months of purchase, you will have to pay a CDSC of 1.00%. In addition, if you purchase $250,000 or more of Class A Shares, although you are not subject to an initial sales charge, you are subject to a CDSC of 1.50% for shares repurchased during the first 12 months after their purchase. The CDSC is waived for certain retirement and/or benefit plans and after a shareholder is deceased or permanently disabled, as further described in this Supplement. To keep the CDSC as low as possible, we will sell amounts representing shares in the following order:
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Amounts representing shares you purchased with reinvested dividends and distributions,
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Amounts representing the increase in NAV above the total amount of payments for shares made during the past 12 months for Class A Shares (in certain cases) and 12 months for Class C Shares, and
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Amounts representing the cost of shares held beyond the CDSC period (12 months for Class A Shares (in certain cases) and 12 months for Class C Shares).
Since shares that fall into any of the categories listed above are not subject to the CDSC, selling them first helps you to avoid — or at least minimize — the CDSC.
Having sold the exempt shares first, if there are any remaining shares that are subject to the CDSC, we will apply the CDSC to amounts representing the cost of shares held for the longest period of time within the applicable CDSC period.
The CDSC is calculated based on the lesser of the original purchase price or the net asset value at redemption. The rate decreases on the anniversary date of your purchase.
The holding period for purposes of determining the applicable CDSC will be calculated from the anniversary date of the purchase.
Waiver of the CDSC — Class A Shares and Class C Shares
The CDSC will be waived if the Class A Shares and Class C Shares are sold:
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After a shareholder is deceased or permanently disabled (or, in the case of a trust account, after the death or permanent disability of the grantor). This waiver applies to individual shareholders, as well as shares held in joint tenancy, provided the shares were purchased before the death or permanent disability;
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To provide for certain
distributions—made without IRS penalty—from a qualified or tax-deferred retirement plan, benefit plan, IRA or Section 403(b) custodial account; and
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To withdraw excess contributions from a qualified or
tax-deferred retirement plan, IRA or Section 403(b) custodial account.
Please retain this supplement for future reference.